K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA  02111
Tel.:  (617) 261-3231
Fax.:  (617) 261-3175

August 29, 2012

VIA EDGAR

Attn:  John M. Ganley, Esq.

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Salient MLP & Energy Infrastructure Fund Registration Statement on Form N-2 (333-_____; 811-22530)

Mr. Ganley:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of Salient MLP & Energy Infrastructure Fund (the “Fund”), is a registration statement on Form N-2 relating to Registrant’s shelf registration of common shares of beneficial interest, par value $.01 per share (the “Shelf Registration Statement”).

The Fund is a closed-end management investment company that has previously made an offering of common shares of beneficial interest.  The Shelf Registration Statement is being filed for the purpose of registering additional common shares of beneficial interest of the Fund pursuant to the shelf registration provisions of Rule 415 under the Securities Act.  The registration fee for purposes of this filing of $8,595 has been wired through the FEDWIRE system to the Securities and Exchange Commission’s (“SEC”) account at US Bank.  The Shelf Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

The SEC Staff follows selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements.  The SEC Staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the SEC Staff.  Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

In this regard, the disclosure in the Shelf Registration Statement regarding the Fund and its operations is substantially identical to that contained in Salient Midstream & MLP Fund’s

Securities and Exchange Commission

initial common shares registration statement reviewed by the SEC Staff and declared effective on May 24, 2012 (333-177913; 811-22626) (“SMM’s Initial Registration Statement”).  In addition, the Shelf Registration Statement contains disclosure concerning the plan of distribution for the common shares registered thereunder.  The Shelf Registration Statement is substantially identical to SMM’s Initial Registration Statement, except for such distribution disclosure.  Thus, the SEC Staff may conclude that the entire Shelf Registration Statement needs only cursory (if any) review.

The Fund requests selective review as discussed above and seeks comments, if any, on the Shelf Registration Statement as soon as possible.  The appropriate legends are included on the cover pages of the prospectus, prospectus supplement and SAI.  It is expected that the Fund will file a pre-effective amendment responding to any comments promptly after the resolution of any comments, along with a request for acceleration of effectiveness of the Shelf Registration Statement.

Questions should be directed to the undersigned at (617) 261-3231, or to Trayne S. Wheeler at (617) 951-9053.

Sincerely, /s/ George J. Zornada George J. Zornada